UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Fiscal Semiannual Period ended June 30, 2021

Fundrise Midland Opportunistic REIT, LLC

(Exact name of issuer as specified in its charter)

Delaware	32-0479856
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC (Address of principal executive offices)	20036 (Zip Code)

(202) 584-0550
Registrant’s telephone number, including area code

Common Shares
(Title of each class of securities issued pursuant to Regulation A)

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes thereto contained in this Semiannual Report on Form 1-SA (“Semiannual Report”). The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the Statements Regarding Forward-Looking Information contained in our latest offering circular (our “Offering Circular”) qualified by the Securities and Exchange Commission (“SEC”) as of June 30, 2021, which may be accessed here. Unless otherwise indicated, the latest results discussed below are as of June 30, 2021. The consolidated financial statements included in this filing as of June 30, 2021 and for the six months ended June 30, 2021 and 2020 are unaudited and have not been reviewed, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all necessary adjustments have been included to make interim consolidated statements of operations not misleading.

Business

Fundrise Midland Opportunistic REIT, LLC is a Delaware limited liability company formed on November 19, 2015 to originate, invest in and manage a diversified portfolio primarily consisting of investments in multifamily rental properties and development projects located in the Houston, TX, Dallas, TX, Austin, TX, Chicago, IL, and Denver, CO metropolitan statistical areas. We use substantially all of the net proceeds raised from our initial and subsequent offerings to invest in such properties, and may also invest in commercial real estate debt securities and other select real estate-related assets, where the underlying assets primarily consist of such properties. Operations commenced on October 25, 2016. The Company has one reportable segment consisting of investments in real estate. The use of the terms “Fundrise Midland Opportunistic REIT”, the “Company”, “we”, “us” or “our” in this Semiannual Report refer to Fundrise Midland Opportunistic REIT, LLC unless the context indicates otherwise.

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2016, the Company operates in a manner intended to qualify for treatment as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended.

We are externally managed by Fundrise Advisors, LLC (our “Manager”), which is an investment adviser registered with the SEC, and a wholly-owned subsidiary of Rise Companies Corp. (our “Sponsor”), the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates the online investment platform located at www.fundrise.com (the “Fundrise Platform”), which allows investors to hold interests in real estate opportunities that may have been historically difficult to access for some investors. Our Manager has the authority to make all of the decisions regarding our investments, subject to the limitations in our operating agreement and the direction and oversight of our Manager’s investment committee. Our Sponsor also provides asset management, marketing, investor relations and other administrative services on our behalf. Accordingly, we do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our latest Offering Circular filed with the SEC as of June 30, 2021, which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”). In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Offering Results

As of June 30, 2021, our Manager had closed our offering of up to $50.0 million in our common shares during the rolling twelve-month period under Regulation A (the “Offering”). Effective March 15, 2021, the SEC adopted an amendment to increase the maximum offering amount under Tier 2 of Regulation A from $50.0 million to $75.0 million. The Company is currently utilizing this increased offering amount in its current Offering. The Offering was, and will be in the future, conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may occur sporadically over the term of the Offering. As of June 30, 2021 and December 31, 2020, we had raised total gross offering proceeds of approximately $104.7 million from settled subscriptions (including the $100,000 received in the private placements to our Sponsor and Fundrise, L.P., an affiliate of our Sponsor), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 10,472,000 of our common shares.

On July 30, 2021, the Company qualified an additional $75.0 million of common shares for sale pursuant to Regulation A as part of the Offering. Refer to “Recent Developments” for further information.

We expect to offer common shares in our Offering until we raise the maximum amount permitted based on the maximum number of common shares we are able to qualify under Regulation A at any given time, unless terminated by our Manager at an earlier time. Until December 31, 2017, the per share purchase price for our common shares was $10.00, an amount that was arbitrarily determined by our Manager. Thereafter, the per share purchase price has been and will continue to be adjusted every fiscal quarter and, as of January 1st, April 1st, July 1st, and October 1st of each year (or as soon as commercially reasonable and announced by us thereafter), will equal the greater of (i) $10.00 per share or (ii) the sum of our net asset value (“NAV”) divided by the number of our common shares outstanding as of the end of the prior fiscal quarter (“NAV per share”).

Below is the NAV per share, as determined in accordance with our valuation policy. Linked in the table is the relevant Form 1-U detailing each NAV evaluation method, incorporated by reference herein.

Date	NAV Per Share	Link
December 31, 2017	$10.00	Form 1-U
March 31, 2018	$10.00	Form 1-U
June 30, 2018	$10.00	Form 1-U
September 30, 2018	$10.00	Form 1-U
December 31, 2018	$10.00	Form 1-U
March 31, 2019	$10.00	Form 1-U
June 30, 2019	$10.00	Form 1-U
October 1, 2019	$10.00	Form 1-U
December 31, 2019	$10.00	Form 1-U
March 31, 2020	$10.00	Form 1-U
June 30, 2020	$9.81	Form 1-U
September 30, 2020	$9.84	Form 1-U
December 31, 2020	$10.51	Form 1-U
March 31, 2021	$10.65	Form 1-U
June 30, 2021	$11.42	Form 1-U

Distributions

To qualify as a REIT, and maintain our qualification as a REIT, we will be required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a quarterly or other periodic basis. We have not established a minimum distribution level.

While we are under no obligation to do so, we have in the past and expect in the future to declare and pay distributions quarterly in arrears; however, our Manager may declare other periodic distributions as circumstances dictate. In order that investors may generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates. However, there may also be times when our Manager elects to reduce our rate of distributions in order to preserve or build up a higher level of liquidity at the Company level. For example, in response to the global outbreak of a new strain of coronavirus (“COVID-19”), the Manager determined to delay or reduce distributions from March 31, 2020 through June 30, 2020 in order to preserve liquidity at the Company level. The Manager does not expect any such trend to continue long-term, as, among other things, as a REIT, we are required to distribute at least 90% of our REIT taxable income annually.

On April 12, 2017, we paid our first distribution to shareholders for the distribution period of January 1, 2017 through March 31, 2017. In addition, our Manager has declared daily distributions for shareholders of record as of the close of business on each day for the periods as shown in the table below:

Distribution Period	Daily Distribution Amount/Common Share	Date of Declaration	Payment Date(1)	Annualized Yield(2)	Link
01/01/2017 - 03/31/2017	0.0022602740	12/31/2016	04/12/2017	8.25%	Form 1-U
04/01/2017 - 06/30/2017	0.0021917808	03/21/2017	07/11/2017	8.00%	Form 1-U
07/01/2017 - 09/30/2017	0.0021917808	06/26/2017	10/09/2017	8.00%	Form 1-U
10/01/2017 - 12/31/2017	0.0021917808	09/28/2017	01/09/2018	8.00%	Form 1-U
01/01/2018 - 01/31/2018	0.0021917810	12/22/2017	04/11/2018	8.00%	Form 1-U
02/01/2018 - 02/28/2018	0.0021917808	01/26/2018	04/11/2018	8.00%	Form 1-U
03/01/2018 - 03/31/2018	0.0019178082	02/27/2018	04/11/2018	7.00%	Form 1-U
04/01/2018 - 04/30/2018	0.0019178082	03/28/2018	07/09/2018	7.00%	Form 1-U
05/01/2018 - 05/31/2018	0.0016438356	04/30/2018	07/09/2018	6.00%	Form 1-U
06/01/2018 - 06/30/2018	0.0016438356	05/29/2018	07/09/2018	6.00%	Form 1-U
06/30/2018(5)	0.0185615232	06/28/2018	07/09/2018	(5)	Form 1-U
07/01/2018 - 07/31/2018	0.0016438356	06/28/2018	10/08/2019	6.00%	Form 1-U
08/01/2018 - 08/31/2018	0.0016438356	07/27/2018	10/08/2019	6.00%	Form 1-U
09/01/2018 - 09/30/2018	0.0016438356	08/24/2018	10/08/2019	6.00%	Form 1-U
10/01/2018 - 10/31/2018	0.0016438356	09/26/2018	01/07/2019	6.00%	Form 1-U
11/01/2018 - 11/30/2018	0.0000000000	N/A	N/A	-	N/A
12/01/2018 - 12/31/2018	0.0000000000	N/A	N/A	-	N/A
01/01/2019 - 01/31/2019	0.0015068493	12/27/2018	04/10/2019	5.50%	Form 1-U
02/01/2019 - 02/28/2019	0.0016438356	01/30/2019	04/10/2019	6.00%	Form 1-U
03/01/2019 - 03/31/2019	0.0013698630	02/28/2019	04/10/2019	5.00%	Form 1-U
04/01/2019 - 04/30/2019	0.0015068493	03/28/2019	07/11/2019	5.50%	Form 1-U
05/01/2019 - 05/31/2019	0.0026027397	04/30/2019	07/11/2019	9.50%	Form 1-U
06/01/2019 - 06/30/2019	0.0012328767	05/30/2019	07/11/2019	4.50%	Form 1-U
06/30/2019(6)	0.0451418430	06/27/2019	07/11/2019	(6)	Form 1-U
07/01/2019 - 07/31/2019	0.0017808219	06/28/2019	10/09/2019	6.50%	Form 1-U
08/01/2019 - 08/31/2019	0.0016438356	07/30/2019	10/09/2019	6.00%	Form 1-U
09/01/2019 - 10/01/2019	0.0016438356	08/29/2019	10/09/2019	6.00%	Form 1-U
10/02/2019 - 10/31/2019	0.0017808219	10/01/2019	01/13/2020	6.50%	Form 1-U
11/01/2019 - 11/30/2019	0.0015068493	10/31/2019	01/13/2020	5.50%	Form 1-U
12/01/2019 - 12/31/2019	0.0006849315	11/26/2019	01/13/2020	2.50%	Form 1-U
12/31/2019(7)	0.1074241919	12/26/2019	01/13/2020	(7)	Form 1-U
01/01/2020 - 01/31/2020	0.0009589041	12/23/2019	04/09/2020	3.50%	Form 1-U
02/01/2020 - 02/29/2020	0.0009589041	01/29/2020	04/09/2020	3.50%	Form 1-U
03/01/2020 - 03/31/2020	0.0013698630	02/26/2020	04/09/2020	5.00%	Form 1-U
04/01/2020 - 04/30/2020	0.0005479452	03/30/2020	07/09/2020	2.00%	Form 1-U
05/01/2020 - 05/31/2020	0.0000000000	N/A	N/A	-	N/A
06/01/2020 - 06/30/2020	0.0000000000	N/A	N/A	-	N/A
07/01/2020 - 07/31/2020	0.0006849315	06/29/2020	10/08/2020	2.50%	Form 1-U
08/01/2020 - 08/31/2020	0.0013698630	07/30/2020	10/08/2020	5.00%	Form 1-U
09/01/2020 - 10/01/2020	0.0010958904	08/28/2020	10/08/2020	4.00%	Form 1-U
10/02/2020 - 10/31/2020	0.0008904110	10/01/2020	01/12/2021	3.25%	Form 1-U
11/01/2020 - 11/30/2020	0.0009589041	10/29/2020	01/12/2021	3.50%	Form 1-U
12/01/2020 - 12/31/2020	0.0009589041	11/25/2020	01/12/2021	3.50%	Form 1-U
01/01/2021 - 01/31/2021	0.0010958904	12/29/2020	04/13/2021	4.00%	Form 1-U
02/01/2021 - 02/28/2021	0.0012328767	01/28/2021	04/13/2021	4.50%	Form 1-U
03/01/2021 - 03/31/2021	0.0010273973	02/25/2021	04/13/2021	3.75%	Form 1-U
04/01/2021 - 04/30/2021	0.0010958904	03/30/2021	07/13/2021	4.00%	Form 1-U
05/01/2021 - 05/31/2021	0.0010958904	04/29/2021	07/13/2021	4.00%	Form 1-U
06/01/2021 - 06/30/2021	0.0010273973	05/28/2021	07/13/2021	3.75%	Form 1-U
07/01/2021 - 07/31/2021	0.0009589041	06/29/2021	10/21/2021	3.50%	Form 1-U
08/01/2021 - 08/31/2021	0.0014383562	07/28/2021	10/21/2021	5.25%	Form 1-U
09/01/2021 - 10/01/2021	0.0013698630	08/27/2021	10/21/2021	5.00%	Form 1-U
Weighted Average	0.0015450816 (3)			5.64%(4)

(1)	Dates presented are the dates on which the distributions were, or are, scheduled to be distributed; actual distribution dates may vary.
(2)	Annualized yield numbers represent the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $10.00 per share purchase price. While the Manager is under no obligation to do so, each annualized basis return assumes that the Manager would declare distributions in the future similar to the distributions for each period presented, and there can be no assurance that the Manager will declare such distributions in the future or, if declared, that such distributions would be of a similar amount.
(3)	Weighted average daily distribution amount per common share is calculated as the average of the daily declared distribution amounts from January 1, 2017 through October 1, 2021.
(4)	Weighted average annualized yield is calculated as the annualized yield of the average daily distribution amount for the periods presented, using a $10.00 per share purchase price.
(5)	On June 28, 2018, the Manager of the Company declared a distribution of $0.0185615232 per share (the “Additional June 30, 2018 Distribution Amount”) for shareholders of record as of the close of business on June 30, 2018. The distribution was payable to shareholders of record as of the close of business on June 30, 2018 and the distribution was paid on July 9, 2018. As the Additional June 30, 2018 Distribution Amount did not have daily declared distribution amounts over a period of time, it’s individual annualized yield is not presented; however, the Additional June 30, 2018 Distribution Amount is included in the calculation for the weighted average annualized yield.
(6)	On June 27, 2019, the Manager of the Company declared a distribution of $0.0451418430 per share (the “Additional June 30, 2019 Distribution Amount”) for shareholders of record as of the close of business on June 30, 2019. The distribution was payable to shareholders of record as of the close of business on June 30, 2019 and the distribution was paid on July 11, 2019. As the Additional June 30, 2019 Distribution Amount did not have daily declared distribution amounts over a period of time, its individual annualized yield is not presented; however, the Additional June 30, 2019 Distribution Amount is included in the calculation for the weighted average annualized yield.
(7)	On December 26, 2019, the Manager of the Company declared a distribution of $0.1074241919 per share (the “Additional December 31, 2019 Distribution Amount”) for shareholders of record as of the close of business on December 31, 2019. The distribution was payable to shareholders of record as of the close of business on December 31, 2019 and the distribution was paid on January 13, 2020. As the Additional December 31, 2019 Distribution Amount did not have daily declared distribution amounts over a period of time, its individual annualized yield is not presented; however, the Additional December 31, 2019 Distribution Amount is included in the calculation for the weighted average annualized yield.

Any distributions that we make directly impacts our NAV by reducing the amount of our assets. Our goal is to provide a reasonably predictable and stable level of current income, through quarterly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of a shareholder’s investment, the shareholder’s distributions plus the change in NAV per share (either positive or negative) will produce the shareholder’s total return.

Our distributions will generally constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a shareholder’s adjusted tax basis in the shareholder’s shares, and to the extent that it exceeds the shareholder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares.

Redemption Plan

Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our shareholders with limited liquidity for their investment in our shares. The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a shareholder could obtain liquidity as described in detail in our Offering Circular. Our Manager may in its sole discretion, amend, suspend, or terminate the redemption plan at any time, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason.

Effective as of March 31, 2020, our Manager determined to (i) suspend the processing and payment of redemptions under our redemption plan until further notice, and (ii) delay the consideration and processing of all outstanding redemption requests until further notice. We resumed the processing and payment of redemptions under our redemption plan as of June 30, 2020.

As of June 30, 2021, approximately 2,244,000 common shares had been submitted for redemption since operations commenced, and 100% of such redemption requests have been honored.

Critical Accounting Policies

Our accounting policies have been established to conform with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of consolidated financial statements in conformity with U.S. GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the consolidated financial statements.

We believe the following accounting estimates are the most critical to aid in fully understanding our reported financial results, and they require our most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain.

Real Estate Debt Investment Impairment

We recognize losses on both principal and interest of real estate debt investments if it is probable that we will be unable to collect all amounts due according to the contractual terms of the agreement. Indicators of impairment are based on current information and events including economic, industry, and geographical factors, as well as borrower creditworthiness. If indicators are present and an investment is deemed impaired, the impairment is measured based on the expected future cash flows discounted at the investment’s effective interest rate or the fair value of the real property collateralizing the impaired loan, less estimated costs to sell.

The fair value of the investment or the underlying collateral is determined using industry techniques, which include a discounted cash flow, comparable sales or other income approaches. These valuation techniques require assumptions regarding future occupancy, rental rates, capital requirements, capitalization rates and discount rates that could differ materially from actual results and involve a high degree of judgment. If the carrying value is in excess of the estimated fair value of the investment, we would recognize an impairment loss equivalent to the amount required to adjust the carrying value to its estimated fair value, calculated in accordance with current U.S. GAAP fair value provisions. Changes in the facts and circumstances that drive management’s assumptions may result in an impairment to the Company’s assets in a future period that could be material to the Company’s results of operations

Investments in Equity Method Investees Impairment

The Company evaluates its investments in equity method investees for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. If it is determined that an impairment exists and is other-than-temporary, then the Company estimates the fair value of the investment using various valuation techniques including, but not limited to, discounted cash flow models, the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. Such assumptions involve a high degree of judgment and could be impacted by future economic and market conditions. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment loss to reduce the carrying value of its investment to fair value.

Impairment of Rental Real Estate Properties

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. When determining if a property has indicators of impairment, we evaluate the property's occupancy and cash flows, our expected holding period for the property, strategic decisions regarding the property's future operations or development, and other market factors. Impairment exists if estimated future undiscounted cash flows associated with those assets are less than the assets' carrying value. Estimates of undiscounted cash flows are based on forward-looking assumptions, including annual and residual cash flows, terminal capitalization rates, and our estimated holding period for each asset. Such assumptions involve a high degree of judgment and could be affected by future economic and market conditions. When impairment exists, the long-lived asset is adjusted to its fair value. Impairment is calculated as the excess of carrying value over the fair value. Fair value is determined using industry techniques, which include a discounted cash flow, comparable sales or other income approaches. These valuation techniques require assumptions regarding future occupancy, rental rates, capital requirements, capitalization rate and discount rate that could differ materially from actual results and involve a high degree of judgment. Assets held for sale are recorded at the lower of cost or fair value less costs to sell.

Recent Accounting Pronouncements

The Financial Accounting Standards Board has released several Accounting Standards Updates (each an “ASU”) that may have an impact on our consolidated financial statements. See Recent Accounting Pronouncements in Note 2, Summary of Significant Accounting Policies in the consolidated financial statements for discussion of the relevant ASUs. We are currently evaluating the impact of the various ASUs on our consolidated financial statements and determining our plan for adoption.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Sources of Operating Revenues and Cash Flows

We primarily generate revenues from interest revenue on our real estate debt investments and rental revenue from our investments in rental real estate properties. We may also seek to acquire investments which generate attractive returns without any leverage. See Note 2, Summary of Significant Accounting Policies – Revenue Recognition, in our consolidated financial statements for further detail.

Results of Operations

On October 25, 2016, we substantially commenced operations. For the six months ended June 30, 2021 and 2020, we had total consolidated net income (loss) of approximately $(2.1 million) and $(2.0 million), respectively.

Revenue

Rental Revenue

For the six months ended June 30, 2021 and 2020, we earned rental revenue of approximately $3.0 million and $3.2 million, respectively, from our investment in rental real estate properties. The decrease in rental revenue is primarily attributable to a greater amount of bad debt expense recorded during the six months ended June 30, 2021.

Interest Revenue

For the six months ended June 30, 2021 and 2020, we earned interest revenue of approximately $1.2 million and $1.7 million, respectively, from our real estate debt investments. The decrease in interest revenue is primarily attributable to having fewer real estate debt investments earning interest revenue due to investment repayments and maturities during the six months ended June 30, 2021.

Other Revenue

For the six months ended June 30, 2021 and 2020, we earned other revenue of approximately $312,000 and $228,000, respectively, which is primarily related to parking income, utility reimbursements, late fees, and other revenue earned from our investment in rental real estate properties. The increase in other revenue is primarily attributable to higher fees charged to tenants by our sole consolidated rental real estate property.

Expenses

Depreciation and Amortization

For the six months ended June 30, 2021 and 2020, we incurred depreciation and amortization expenses of approximately $3.7 million and $4.0 million, respectively. The decrease in depreciation and amortization expense is due to the full amortization of the acquired in-place lease intangible asset prior to the six months ended June 30, 2021.

Rental Properties Operating and Maintenance

For the six months ended June 30, 2021 and 2020, we incurred rental properties operating and maintenance expense of approximately $1.0 million and $1.1 million, respectively, which includes taxes, insurance, utilities, repairs, and other property-related expenses. During the six months ended June 30, 2021 and 2020, property-related costs required to operate and maintain our sole consolidated rental real estate property remained relatively consistent.

Asset Management and Other Fees – Related Party

For the six months ended June 30, 2021 and 2020, we incurred asset management fees of approximately $396,000 and $409,000, respectively. The decrease in asset management fees is directly related to a decrease in NAV, as the asset management fee is calculated as a percentage of NAV each quarter. The overall decrease in NAV is primarily attributable to the redemption of common shares from existing investors during the six months ended June 30, 2021, as the Manager had closed the Offering to additional capital effective October 30, 2020.

Other Income (Expense)

Interest Expense

For the six months ended June 30, 2021 and 2020, we incurred interest expense of approximately $1.3 million. Of these amounts, approximately $89,000 and $78,000, respectively, were due to related parties for notes payable used to fund our investment and operational activity. See Note 11, Related Party Arrangements, in our consolidated financial statements for more information.

Our Investments

As of June 30, 2021, we had entered into the following investments. See “Recent Developments” for a description of any investments we have made since June 30, 2021. Note that the use of the term “controlled subsidiary” is not intended to conform with U.S. GAAP definition and does not correlate to a subsidiary that would require consolidation under U.S. GAAP.

Bridge Loans	Location	Type of Property	Date of Acquisition	Interest Rate(1)	Maturity Date(2)	Total Commitment(3)	LTV(4)	LTC(5)	Overview (Form 1-U)
Sterling Town Center Bridge Loan/RSE Aspect Promenade Controlled Subsidiary(6)	Raleigh, NC	Multifamily	08/28/2018	(6)	(6)	$9,702,000	-	68.0%	Initial	Update

(1)	Interest Rate refers to the projected annual interest rate on each senior loan. The interest rate presented does not distinguish between interest that is paid current and interest that accrues to the maturity date, nor does it include any increases in interest rate that may occur in the future.
(2)	Maturity Date refers to the initial maturity date of each senior loan, and does not take into account any extensions that may be available.
(3)	Total Commitment refers to the total commitment made by the Company in acquiring the asset, not all of which may have been funded on the acquisition date.
(4)

LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated future value of the underlying asset at stabilization as determined by our Manager. LTVs presented are as of the date of acquisition by the Company, and have not been subsequently updated. There can be no assurance that such value will be achieved. For performance evaluation, we generally use LTV for properties that are generating cash flow.

(5)

LTC, or loan-to-cost ratio, is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. For performance evaluation, we generally use LTC for properties that are subject to construction. LTCs presented are as of the date of acquisition by the Company, and have not been subsequently updated. There can be no assurance that the anticipated completion cost will be achieved.

(6)	The Sterling Town Center Bridge Loan converted into additional ownership of a “majority-owned subsidiary,” Aspect Promenade JV LP (the “RSE Aspect Promenade Controlled Subsidiary”) upon receiving approval from the United States Department of Housing and Urban Development (“HUD”), for an initial purchase price of approximately $9,702,000, which is the initial stated value of our additional equity interest in the RSE Aspect Promenade Controlled Subsidiary. The Sterling Town Center Bridge Loan conversion was approved by HUD and the bridge loan converted to common equity on 3/29/2019. Consequently, no interest accrued on the Sterling Town Center Bridge Loan.

Real Property and Controlled Subsidiaries (Preferred Equity Investments)	Location	Type of Property	Date of Acquisition	Annual Return (1)		Redemption Date(2)	Total Commitment (3)	LTV(4)	LTC(5)	Overview (Form 1-U)
Waypoint Austin Controlled Subsidiary(11)	Pflugerville, TX	Multifamily	11/11/2016	12.0%		09/08/2019	$3,000,000	-	66.0%	Initial	Update
Aviator Apartments(12)	Colorado Springs, CO	Multifamily	12/06/2016	12.0%		05/29/2024	$1,000,000	82.1%	79.5%	Initial	Update
RSE Waypoint San Antonio Controlled Subsidiary(10)	San Antonio, TX	Multifamily	12/30/2016	11.0%		12/30/2019	$7,025,000	-	68.5%	Initial	Update
RSE Wickfield Controlled Subsidiary(13)	Ann Arbor, MI	Multifamily	03/28/2017	11.5%		10/31/2022	$3,175,000	90.0%	-	Initial	Update
RSE Domain Controlled Subsidiary(9)	Tempe, AZ	Multifamily	04/13/2017	10.5	%(6)	08/31/2024	$2,500,000	88.5%	-	Initial	Update
Vukota Chestnut Springs Controlled Subsidiary(16)	Colorado Springs, CO	Multifamily	07/17/2017	12.0%		09/01/2025	$265,000	85.0%	-	Initial	Update
Vukota Wind River Place Controlled Subsidiary(15)	Colorado Springs, CO	Multifamily	07/17/2017	12.0%		09/01/2025	$375,000	85.6%	-	Initial	Update
Englewood Square Controlled Subsidiary	Chicago, IL	Retail	11/02/2017	10.0	%(7)	03/23/2023	$500,000	37.0 – 41.0%	-	Initial	N/A
RSE Waypoint Controlled Subsidiary(14)	Georgetown, TX	Multifamily	11/27/2017	11.0%		11/27/2020	$5,815,000	-	68.1%	Initial	Update
RSE Walcott Controlled Subsidiary	Denver, CO	Multifamily	06/20/2018	11.0%		06/20/2021	$2,700,000	-	63.7%	Initial	N/A
RSE Cherokee Flats Controlled Subsidiary(17)	Denver, CO	Mixed-Use	11/27/2018	11.5%		11/27/2023	$3,355,000	-	70.0%	Initial	Update
RSE Aura Controlled Subsidiary(8)	San Antonio, TX	Multifamily	12/19/2018	13.0%		12/19/2019	$1,421,545	95.0%	-	Initial	Update
RSE Lennox Controlled Subsidiary	Las Vegas, NV	Multifamily	05/24/2019	9.0%		05/24/2029	$3,400,000	77.7%	-	Initial	N/A
RSE Church Lake Controlled Subsidiary	Southaven, MS	Multifamily	05/31/2019	10.3%		05/31/2029	$5,800,000	90.0%	-	Initial	N/A
Audelia Controlled Subsidiary	Dallas, TX	Multifamily	08/15/2019	10.0%		08/31/2029	$7,530,000	90.0%	-	Initial	N/A

(1)	Annual Return refers to the projected annual preferred economic return that we are entitled to receive with priority payment over the other equity invested in the property. The annual return presented does not distinguish between returns that are paid current and those that accrue to the redemption date, nor does it include any increases in annual return that may occur in the future.
(2)	Redemption Date refers to the initial redemption date of each asset, and does not take into account any extensions that may be available.
(3)	Total Commitment refers to the total commitment made by the Company in acquiring the asset, not all of which may have been funded on the acquisition date.
(4)	LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated future value of the underlying asset at stabilization as reasonably determined by our Manager. LTVs presented are as of the date of acquisition by the Company, and have not been subsequently updated. There can be no assurance that such value will be achieved. For performance evaluation, we generally use LTV for properties that are generating cash flow.

(5)	LTC, or loan-to-cost ratio, is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. For performance evaluation, we generally use LTC for properties that are subject to construction. LTCs presented are as of the date of acquisition by the Company, and have not been subsequently updated. There can be no assurance that the anticipated completion cost will be achieved.
(6)	Per annum economic return is comprised of a minimum economic return of 10.5% for Year 1, 11% for Year 2, 12% for Years 3-4, and 13% for Years 5+ on the RSE Domain Controlled Subsidiary Investment.
(7)	The Englewood Square Investment earns a 10% annual return. In addition, the Englewood Square Investment may earn 50% of any percentage rent paid by the property’s anchor tenant up to $18,000 in any calendar year.
(8)	On February 27, 2019, the RSE Aura Controlled Subsidiary was redeemed in full and is no longer outstanding.
(9)	On March 5, 2019, the RSE Domain Controlled Subsidiary was redeemed in full and is no longer outstanding.
(10)	On July 22, 2019, the RSE Waypoint San Antonio Controlled Subsidiary was redeemed in full and is no longer outstanding.
(11)	On September 12, 2019, the Waypoint Austin Controlled Subsidiary was redeemed in full and is no longer outstanding.
(12)	On February 28, 2020, Aviator Apartments was redeemed in full and is no longer outstanding.
(13)	On February 28, 2020, the RSE Wickfield Controlled Subsidiary was redeemed in full and is no longer outstanding.
(14)	On September 18, 2020, the RSE Waypoint Controlled Subsidiary was redeemed in full and is no longer outstanding.
(15)	On September 25, 2020, the Vukota Wind River Place Controlled Subsidiary was redeemed in full and is no longer outstanding.
(16)	On March 18, 2021, the Vukota Chestnut Springs Controlled Subsidiary was redeemed in full and is no longer outstanding.
(17)	On April 14, 2021, the Cherokee Flats Controlled Subsidiary was redeemed in full and is no longer outstanding.

Real Property Controlled Subsidiaries (Joint Venture Investments)	Location	Type of Property	Date of Acquisition	Purchase Price(1)	Overview (Form 1-U)
RSE Railfield Controlled Subsidiary	San Marcos, TX	Multifamily	08/22/2017	$4,941,866	Initial	Update
RSE Orion Controlled Subsidiary (S. Akron St)	Denver, CO	Multifamily	09/28/2017	$5,386,054	Initial	Update
RSE Orion Controlled Subsidiary (E. Asbury Ave)	Denver, CO	Multifamily	11/30/2017	$5,034,285	Initial	Update
RSE Aspect Promenade Controlled Subsidiary (2)	Raleigh, NC	Multifamily	08/28/2018	$9,701,987	Initial	Update
NP 85(3)	San Antonio, TX	Multifamily	12/19/2018	$2,585,727	Initial	Update
EVO Controlled Subsidiary	Las Vegas, NV	Multifamily	12/20/2019	$37,800,000	Initial	N/A

(1)	Purchase Price refers to the total price paid by us for our pro rata share of the equity in the controlled subsidiary.
(2)	Owned by Aspect Promenade JV, LP. All assets were acquired prior to the debt-to-equity conversion on 3/29/2019.
(3)	On February 27, 2019, the NP 85 investment was fully distributed.

As of June 30, 2021, the Company's investments in companies that are accounted for under the equity method of accounting also included the contributions to National Lending, LLC (“National Lending”) in exchange for ownership interests. See Note 11, Related Party Arrangements for further information regarding National Lending.

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from our Offering, cash flow from operations, net proceeds from asset repayments and sales, borrowings under credit facilities, other term borrowings and securitization financing transactions.

We obtain the capital required to primarily originate, invest in and manage a diversified portfolio of real estate investments and conduct our operations from the proceeds of our Offering and from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations. As of June 30, 2021, we had deployed approximately $88.2 million for eleven investments and had approximately $5.3 million in cash and cash equivalents and restricted cash. The Company has a continuous funding commitment to maintain a total contribution amount of up to 5% of its assets under management to National Lending. As of June 30, 2021, we had approximately $60.4 million of outstanding third party debt secured by real property of our consolidated joint ventures. As of June 30, 2021, we anticipate that cash on hand and proceeds from our Offering will provide sufficient liquidity to meet future funding commitments and costs of operations. As of June 30, 2021, the Manager had closed the Offering; however, on July 30, 2021, the Company qualified an additional $75.0 million of common shares for sale pursuant to Regulation A. Refer to “Recent Developments” for further information.

We have outstanding unsecured, Company level debt (inclusive of accrued interest) of approximately $4.4 million and $9.4 million as of September 24, 2021 and June 30, 2021, respectively. This amount does not include any debt secured by the real property of our consolidated or unconsolidated joint ventures.

We may employ leverage to enhance total returns to our shareholders through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. Our targeted portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 50%-85% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During periods when we are growing our initial portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the initial portfolio) in order to quickly build a diversified portfolio of multifamily rental properties and development project assets. We seek to secure conservatively structured leverage that is long-term, non-recourse, non-mark-to-market financing to the extent obtainable on a cost-effective basis. To the extent a higher level of leverage is employed it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. However, other than during our initial period of operations, it is our policy to not borrow more than 85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

Additionally, because certain of our investments include both current interest payments and interest received in kind upon redemption of our investments, there may be differences between net income from operations and cash flow generated from our investments.

We face additional challenges in order to ensure liquidity and capital resources on a long-term basis. If we are unable to raise additional funds from the issuance of common shares, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and we may be subject to more fluctuations based on the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income and would limit our ability to make distributions.

Outlook and Recent Trends

After enduring the worst peacetime economic downturn since the Great Depression in 2020, the global economy is experiencing a resounding rebound with the International Monetary Fund (“IMF”) forecasting record-setting growth of 6% for 2021. Fueled by government stimulus, accommodative monetary policy, and accelerated vaccination programs, a generally ‘v-shaped’ recovery has taken hold in most sectors of the economy, including real estate where the Vanguard Real Estate Index that was down -4.72% for 2020, which is now up over 30% through August 2021.

Within real estate, performance has diverged significantly between sectors, and we are encouraged by our focus on residential assets where we anticipate continued demand growth. Apartment REITs have outperformed the broader REIT sector year-to-date, returning 45% through August 31, 2021 (vs. 30% for all sectors). This follows modest underperformance in 2020 (apartment REITs returned -15% vs. -8% for all sectors). Meanwhile, after sharply negative performance in 2020 (Office -18%, Lodging -24%), these commercial sectors have continued to underperform the broader REIT sector in 2021 (Office +16%, Lodging +13%); Retail REITs have returned 39% year-to-date after posting the worst performance among REIT sectors in 2020 (-25%).

Multifamily properties have recently recorded unprecedented average national rent growth of over 6% year-over-year in June, with Jeff Adler, VP at Yardi Matrix, noting, “These are the largest year-over-year and monthly increases in the history of our data set.” Single-family rental units have featured even stronger year-over-year growth of 11%.

Despite the potential for setbacks from Delta and other new Covid variants, the US economy is expected to continue on its strong growth trajectory thru the end of 2021 and into 2022. On July 27, 2021 the IMF indicated it is maintaining its global growth forecast of 6.0% for 2021 and increasing its 2022 growth forecast to 4.9%, explaining:

“The 2021 global forecast is unchanged from the April 2021 report, but with offsetting revisions. Prospects for emerging markets and developing economies have been marked down for 2021, especially for Emerging Asia. By contrast, the forecast for advanced economies is revised up. These revisions reflect pandemic developments and changes in policy support. The 0.5 percentage-point upgrade for 2022 derives largely from the forecast upgrade for advanced economies, particularly the United States, reflecting the anticipated legislation of additional fiscal support in the second half of 2021 and improved health metrics more broadly across the group.”

The economic tailwinds are likely broadly to drive rent growth, occupancy and asset pricing. On the other hand, economic vibrancy generally raises interest rates, construction costs, and will generally create a more competitive environment for the Company. The current interest rate environment dramatically eased as a result of the Federal Reserve materially lowering rates and broad based liquidity injections, but the Federal Reserve is closely monitoring their policy stance for reevaluating factors. Capital markets are vigilantly monitoring the Federal Reserve’s policy stance. Historically when markets recover, hard assets, such as real estate, see an increase in value as a result of economic expansion.

Off-Balance Sheet Arrangements

As of June 30, 2021 and December 31, 2020, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see Note 11, Related Party Arrangements in our consolidated financial statements.

Recent Developments

Investments

The following table summarizes real estate investments repaid to the Company since June 30, 2021 (through September 24, 2021):

Real Property and Controlled Subsidiaries (Preferred Equity Investments)	Location	Type of Property	Date of Acquisition	Redemption Date (1)	Total Commitment (2)	Overview (Form 1-U)
RSE Church Lake Controlled Subsidiary (3)	Southaven, MS	Multifamily	05/31/2019	05/31/2029	$5,800,000	Initial	Update

(1)	Redemption Date refers to the initial redemption date of each asset, and does not take into account any extensions that may be available.
(2)	Total Commitment refers to the total commitment made by the Company in acquiring the asset, not all of which may have been funded on the acquisition date.
(3)	On August 9, 2021, the RSE Church Lake Controlled Subsidiary was repaid in full and is no longer outstanding.

Other

Event	Date	Description
Share Purchase Price Update	07/01/2021	Beginning on July 1, 2021, the per share purchase price of our common shares was updated to $11.42 due to a change in NAV. More information can be found here.

Declaration of August 2021 Distributions	07/28/2021	On July 28, 2021, our Manager declared a daily distribution of $0.0014383562 per share for shareholders of record as of the close of business on each day of the period commencing on August 1, 2021 and ending on August 31, 2021. More information can be found here.

Offering Circular	07/30/2021	On July 30, 2021, we qualified $75.0 million in our common shares to the public at $11.42 per share, the value of the shares available to be offered as of May 3, 2021 out of the rolling 12-month maximum offering amount of $75.0 million in our common shares. More information can be found here.

Declaration of September 2021 Distributions	08/27/2021	On August 27, 2021, our Manager declared a daily distribution of $0.0013698630 per share for shareholders of record as of the close of business on each day of the period commencing on September 1, 2021 and ending on October 1, 2021. More information can be found here.

Status of our Offering	09/24/2021	As of September 24, 2021, we had raised total gross offering proceeds of approximately $105.2 million from settled subscriptions (including the $100,000 received in the private placements to our Sponsor and Fundrise, L.P., an affiliate of our Sponsor, and approximately $25,000 received in private placements to third parties), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 10.5 million of our common shares.

Item 2.	Other Information

Departure of Certain Officers

Effective June 7, 2021, Benjamin Miller (i) resigned as the Interim Chief Financial Officer of the Manager and (ii) relinquished his roles as principal financial officer and principal accounting officer of the Company. Mr. Miller remains the Chief Executive Officer of the Manager and principal executive officer of the Company. Additionally, effective June 7, 2021, Alison Staloch (i) was appointed the Chief Financial Officer of the Manager and (ii) assumed the roles of principal financial officer and principal accounting officer of the Company. More information can be found here.

Item 3.	Financial Statements

INDEX TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF

Fundrise Midland Opportunistic REIT, LLC

Fundrise Midland Opportunistic REIT, LLC

Consolidated Balance Sheets

(Amounts in thousands, except share data)

	As of June 30, 2021 (unaudited)	As of December 31, 2020 (*)
ASSETS
Cash and cash equivalents	$5,008	$6,522
Restricted cash	331	307
Interest receivable	98	106
Other assets	287	659
Real estate debt investments	22,124	25,623
Investments in equity method investees	21,993	22,852
Investments in rental real estate properties, net	99,198	102,910
Total Assets	$149,039	$158,979

LIABILITIES AND EQUITY
Liabilities:
Accounts payable and accrued expenses	$352	$567
Due to related party	205	660
Distributions payable	1,065	1,067
Redemptions payable	2,013	2,417
Rental security deposits and other liabilities	275	171
Notes payable – related party	9,402	9,553
Mortgage payable, net	60,088	60,095
Above-market debt value, net	3,079	3,289
Total Liabilities	76,479	77,819

Commitments and Contingencies

Members’ Equity:
Common shares, net of redemptions; unlimited shares authorized; 10,471,966 shares issued and 8,228,447 and 8,675,826 shares outstanding as of June 30, 2021 and December 31, 2020, respectively	81,581	86,223
Retained earnings (Accumulated deficit)	(16,037)	(12,756)
Total Members’ Equity	65,544	73,467
Non-controlling interest	7,016	7,693
Total Equity	72,560	81,160
Total Liabilities and Equity	$149,039	$158,979

*Derived from audited financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise Midland Opportunistic REIT, LLC

Consolidated Statements of Operations

(Amounts in thousands, except share and per share data)

	For the Six Months Ended June 30, 2021 (unaudited)	For the Six Months Ended June 30, 2020 (unaudited)
Revenue
Rental revenue	$3,030	$3,215
Interest revenue	1,235	1,710
Other revenue	312	228
Total revenue	4,577	5,153

Expenses
Depreciation and amortization	3,712	4,020
Rental properties operating and maintenance	1,035	1,110
Asset management and other fees - related party	396	409
General and administrative expenses	152	122
Total expenses	5,295	5,661

Other (Expense) Income
Equity in (losses) earnings	(164)	(162)
Interest expense	(1,225)	(1,241)
Interest expense – related party	(89)	(78)
Other income	56	-
Total other (expense) income	(1,422)	(1,481)

Net (loss) income	$(2,140)	$(1,989)

Less: Net (loss) income attributable to non-controlling interests	(496)	(560)
Net (loss) income attributable to controlling interests	$(1,644)	$(1,429)

Net (loss) income per basic and diluted common share	$(0.19)	$(0.15)
Weighted average number of common shares outstanding, basic and diluted	8,545,803	9,650,773

The accompanying notes are an integral part of these consolidated financial statements. In the opinion of management, all necessary adjustments have been included in order to make the interim consolidated financial statements not misleading.

Fundrise Midland Opportunistic REIT, LLC

Consolidated Statements of Equity

(Amounts in thousands, except share data)

	Common Shares		Retained Earnings (Accumulated	Total Members'	Non- Controlling	Total
	Shares	Amount	Deficit)	Equity	Interests	Equity
December 31, 2020(*)	8,675,826	$86,223	$(12,756)	$73,467	$7,693	$81,160
Offering costs	-	(32)	-	(32)	-	(32)
Distributions declared on common shares	-	-	(1,637)	(1,637)	-	(1,637)
Redemptions of common shares	(447,379)	(4,610)	-	(4,610)	-	(4,610)
Non-controlling interest	-	-	-	-	(181)	(181)
Net income (loss)	-	-	(1,644)	(1,644)	(496)	(2,140)
June 30, 2021 (unaudited)	8,228,447	$81,581	$(16,037)	$65,544	$7,016	$72,560

	Common Shares		Retained Earnings (Accumulated	Total Members'	Non- Controlling	Total
	Shares	Amount	Deficit)	Equity	Interests	Equity
December 31, 2019(*)	9,546,064	$95,050	$(8,145)	$86,905	$8,654	$95,559
Proceeds from issuance of common shares	179,093	1,791	-	1,791	-	1,791
Offering costs	-	(39)	-	(39)	-	(39)
Distributions declared on common shares	-	-	(1,043)	(1,043)	-	(1,043)
Redemptions of common shares	(552,239)	(5,363)	-	(5,363)	-	(5,363)
Non-controlling interest	-	-	-	-	88	88
Net income (loss)	-	-	(1,429)	(1,429)	(560)	(1,989)
June 30, 2020 (unaudited)	9,172,918	$91,439	$(10,617)	$80,822	$8,182	$89,004

*Derived from audited financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise Midland Opportunistic REIT, LLC

Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the Six Months Ended June 30, 2021 (unaudited)	For the Six Months Ended June 30, 2020 (unaudited)
OPERATING ACTIVITIES:
Net (loss) income	$(2,140)	$(1,989)
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation and amortization	3,712	4,020
Above-market debt amortization	(210)	(191)
Amortization of deferred financing costs	33	19
Equity in earnings (losses)	164	162
Bad debt expense	274	-
Return on investment from equity method investees	290	-
Interest revenue received in kind	329	(847)
Changes in assets and liabilities:
Net (increase) decrease in interest receivable	8	124
Net (increase) decrease in other assets	98	(265)
Net increase (decrease) in accounts payable and accrued expenses	(229)	537
Net increase (decrease) in due to related party	70	110
Net increase (decrease) in deferred interest revenue	-	(299)
Net increase (decrease) in rental security deposits and other liabilities	104	(107)
Net cash provided by (used in) operating activities	2,503	1,274
INVESTING ACTIVITIES:
Investment in real estate debt investments	(450)	(3,355)
Repayments of real estate debt investments	3,620	4,175
Investment in equity method investees	(48)	(2,753)
Return of investment from equity method investees	453	472
Distributions paid to non-controlling interests from investment in rental real estate properties	(181)	88
Investment in rental real estate properties	-	(15)
Net cash provided by (used in) investing activities	3,394	(1,388)
FINANCING ACTIVITIES:
Proceeds from issuance of common shares	-	143
Proceeds from notes payable - related party	5,000	7,300
Payoff of notes payable - related party	(5,210)	(3,000)
Repayment of mortgage principal	(40)	(31)
Redemptions paid	(5,014)	(1,392)
Distributions paid	(1,639)	(2,977)
Offering costs paid	(19)	(22)
Reimbursements (to) from related party	(465)	-
Net cash provided by (used in) financing activities	(7,387)	21

Net increase (decrease) in cash and cash equivalents and restricted cash	(1,490)	(93)
Cash and cash equivalents and restricted cash, beginning of period	6,829	7,790
Cash and cash equivalents and restricted cash, end of period	$5,339	$7,697

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid – mortgage payable	$1,403	$1,180
Interest paid – related party note	$29	$-

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise Midland Opportunistic REIT, LLC

Notes to Consolidated Financial Statements (unaudited)

1.	Formation and Organization

Fundrise Midland Opportunistic REIT, LLC was formed on November 19, 2015, as a Delaware limited liability company and commenced operations on October 25, 2016. As used herein, the “Company,” “we,” “our,” and “us” refer to Fundrise Midland Opportunistic REIT, LLC except where the context otherwise requires.

The Company has one reportable segment consisting of investments in real estate. The Company was organized primarily to originate, invest in and manage a diversified portfolio of real estate loans and real estate, and may also invest in real estate-related debt securities and other real estate-related assets. The Company may make its investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns.

The Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”). Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

We believe we have operated in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes for the six months ended June 30, 2021 and the year ended December 31, 2020. As of June 30, 2021 and December 31, 2020, we held substantially all of our assets directly and had no active operating partnerships or any taxable REIT subsidiaries or qualified REIT subsidiaries, though we may form such entities as required in the future to facilitate certain transactions that might otherwise have an adverse impact on our status as a REIT.

The Company’s initial and subsequent offering of its common shares (the “Offering(s)”) has been conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of an Offering. The SEC adopted an amendment to increase the maximum offering amount under Tier 2 of Regulation A from $50.0 million to $75.0 million. This amendment became effective March 15, 2021, and the Company intends to utilize this increased offering amount in the future. However, each Offering is subject to qualification by the SEC. The Manager has the authority to issue an unlimited number of common shares.

As of October 30, 2020, the Manager had closed the Offering. The Company may in the future file an offering statement to qualify additional common shares for sale pursuant to Regulation A, or offer its common shares pursuant to Regulation D, as determined by the Manager.

As of June 30, 2021 and December 31, 2020, after redemptions, the Company had net common shares outstanding of approximately 8,228,000 and 8,676,000, respectively, including common shares issued to Rise Companies Corp. (the “Sponsor”), the owner of the Manager. As of June 30, 2021 and December 31, 2020, the Sponsor owned 600 common shares. In addition, as of June 30, 2021 and December 31, 2020, Fundrise, L.P., an affiliate of the Sponsor, had purchased an aggregate of 9,500 common shares at $10.00 per share in a private placement for an aggregate purchase price of $95,000. As of June 30, 2021 and December 31, 2020, the total amount of equity outstanding by the Company on a gross basis was approximately $82.7 million and $87.3 million, respectively. These amounts were offered at a $10.65 and $10.00 per share price, respectively.

The Company’s Manager has established various plans by which individual clients of the Manager may elect to have distributions received from real estate investment trusts managed by our Manager (“eREITs”), the Fundrise eFund, LLC, and the Fundrise Real Estate Interval Fund, LLC reinvested across such individual client’s Fundrise portfolio according to such individual client’s selected preferences (“Reinvestment Plans”). Shares purchased through such Reinvestment Plans are purchased at the effective price at the time of distribution issuance. For the six months ended June 30, 2021 and the year ended December 31, 2020, no distributions declared by the Company have been reinvested directly into the Company through such Reinvestment Plans.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting and the instructions to Form 1-SA and Rule 8-03(b) of Regulation S-X of the rules and regulations of the SEC. Accordingly, certain information and note disclosures normally included in the consolidated financial statements prepared under U.S. GAAP have been condensed or omitted.

In the opinion of management, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. The December 31, 2020 consolidated balance sheet and certain related disclosures are derived from the Company’s December 31, 2020 audited consolidated financial statements. These consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and notes thereto included in the Company’s annual report, which was filed with the SEC. The consolidated financial statements as of June 30, 2021 and for the six months ended June 30, 2021 and 2020, and certain related notes, are unaudited, have not been reviewed, and may not include year-end adjustments to make those consolidated financial statements comparable to audited results.

Certain amounts in the prior year’s consolidated financial statements have been reclassified to conform to current year presentation.

Principles of Consolidation

We consolidate entities when we own, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. We consolidate variable interest entities (“VIEs”) in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, Consolidation, if we are the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights.

The Company reports non-controlling interest in subsidiaries as equity in the consolidated financial statements and accounts for all transactions between the Company and non-controlling owners as equity transactions.

Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents may consist of money market funds, demand deposits and highly liquid investments with original maturities of three months or less.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

Restricted Cash

Restricted cash consists of cash balances restricted in use by contractual obligations with third parties. This may include funds escrowed for tenant security deposits, real estate taxes, property insurance, and mortgage escrows required by lenders on certain of our properties to be used for future building renovations or tenant improvements.

Earnings per Share

Basic earnings per share is calculated on the basis of weighted-average number of common shares outstanding during the period. Basic earnings per share is computed by dividing income available to common members by the weighted-average common shares outstanding during the period. Diluted net income (loss) per common share equals basic net income (loss) per common share as there were no potentially dilutive securities outstanding during the six months ended June 30, 2021 and 2020.

Organizational and Offering Costs

Organizational and offering costs of the Company were initially paid by the Manager on behalf of the Company. Organizational costs include all expenses incurred by the Company in connection with its formation. Offering costs represent costs incurred by the Company in the qualification of the Offering and the marketing and distribution of common shares. Costs included in the marketing and distribution of common shares, include, without limitation, expenses for printing, amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees, and accountants’ and attorneys’ fees. Pursuant to the Company’s amended and restated operating agreement (the “Operating Agreement”), the Company is obligated to reimburse the Manager, or its affiliates, as applicable, for organizational and offering costs paid by them on behalf of the Company. The Manager decided that the Company shall only reimburse the Manager for the organizational and offering costs subject to a minimum net asset value (“NAV”), as described below.

After the Company has reached a NAV greater than $10.00 per share (“Hurdle Rate”), the Company is obligated to start reimbursing the Manager, without interest, for organizational and offering costs incurred, both, before and after the date that the Hurdle Rate was reached. The total amount payable to the Manager will be based on the dollar amount that the NAV exceeds the Hurdle Rate, multiplied by the number of shares outstanding. Reimbursement payments will be made in monthly installments, but the aggregate monthly amount reimbursed shall not exceed 0.50% of the aggregate gross offering proceeds from the Offering. No reimbursement shall be made if the reimbursement would cause the NAV to be less than the Hurdle Rate. If the sum of the total unreimbursed amount of such organizational and offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above for the applicable monthly installment, the excess will be eligible for reimbursement in subsequent months (subject to the 0.50% limit), calculated on an accumulated basis, until the Manager has been reimbursed in full.

The Company recognizes a liability for organizational costs and offering costs payable to the Manager when it is probable and estimable that a liability has been incurred in accordance with FASB ASC 450, Contingencies. As a result, there will be no liability recognized until the Company reaches the Hurdle Rate. Upon the Company’s NAV exceeding the Hurdle Rate, it will recognize a liability with a corresponding reduction to equity for offering costs, and a liability and a corresponding expense to general and administrative expenses for organizational costs.

As of June 30, 2021 and December 31, 2020, the Manager had incurred cumulative organizational and offering costs of approximately $962,000 on behalf of the Company. The Hurdle Rate was met as of December 31, 2017, and approximately $962,000 of offering costs were reimbursed or were reimbursable to the Manager as of June 30, 2021 and December 31, 2020, respectively. During the six months ended June 30, 2021 and 2020, the Company reimbursed the Manager approximately $465,000 and $0, respectively, in offering costs. As of June 30, 2021 and December 31, 2020, approximately $0 and $465,000 remained payable to the Manager, respectively.

During the six months ended June 30, 2021 and the year ended December 31, 2020, the Company directly incurred offering costs of approximately $32,000 and $44,000, respectively. Approximately $13,000 and $0 of directly incurred offering costs were payable as of June 30, 2021 and December 31, 2020, respectively.

Settling Subscriptions

Settling subscriptions presented on the consolidated balance sheets represent equity subscriptions for which funds have been received but common shares have not yet been issued. Under the terms of the Offering Circular for our common shares, subscriptions will be accepted or rejected within thirty days of receipt by us. Once a subscription agreement is accepted, settlement of the shares may occur up to fifteen days later, depending on the volume of subscriptions received; however, we generally issue shares the later of five business days from the date that an investor’s subscription is approved by our Manager or when funds settle in our bank account. We rely on our Automated Clearing House (ACH) provider to notify us that funds have settled for this purpose, which may differ from the time that cash is posted to our bank statement.

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a VIE or through our voting interest in a voting interest entity and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment, originally recorded at cost, is adjusted to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee.

The Company evaluates its investment in equity method investees for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. To do so, the Company would calculate the estimated fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. No impairment losses were recorded related to equity method investees for the six months ended June 30, 2021 and 2020.

With regard to distributions from equity method investees, we utilize the cumulative earnings approach to determine whether distributions from equity method investments are returns on investment (cash inflow from operating activities) or returns of investment (cash inflow from investing activities). Using the cumulative earnings approach, the Company compares cumulative distributions received for each investment, less distributions received in prior periods that were determined to be returns of investment, with the Company’s cumulative equity in earnings. Generally, cumulative distributions received that do not exceed cumulative equity in earnings represent returns on investment and cumulative distributions received in excess of the cumulative equity in earnings represent returns of investment.

Real Estate Debt Investments

Our real estate debt investments are classified as held to maturity, as we have both the intent and ability to hold these investments until maturity. Accordingly, these assets are carried at cost, net of unamortized loan origination costs and fees, discounts, repayments and unfunded commitments, if applicable, unless such loans or investments are deemed to be impaired. The Company’s real estate debt investments are subject to periodic analysis for potential loan impairment.

A debt related investment is impaired when, based on current information and events (including economic, industry and geographical factors), it is probable that we will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the agreement. When an investment is deemed impaired, the impairment is measured based on the expected future cash flows discounted at the investment’s effective interest rate. As a practical expedient, FASB ASC 310, Receivables, permits a creditor to measure an observable market price for the impaired debt related investment as an alternative to discounting expected future cash flows. Regardless of the measurement method, a creditor should measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable. A real estate debt investment is also considered impaired if its terms are modified in a troubled debt restructuring (“TDR”). A TDR occurs when we grant a concession to a borrower in financial difficulty by modifying the original terms of the loan. Impairments on TDR loans are generally measured based on the present value of expected future cash flows discounted at the effective interest rate of the original loan. As of June 30, 2021 and December 31, 2020, no real estate debt investments were considered impaired. No impairment losses were recorded related to real estate debt investments during the six months ended June 30, 2021 and 2020. During the six months ended June 30, 2021 and 2020, we did not have any TDRs.

We have certain investments that are legally structured as equity investments in subsidiaries with rights to receive preferred economic returns (referred to throughout these Notes as “preferred equity” investments). We report these investments as real estate debt investments when the common equity holders have a contractual obligation to redeem our preferred equity interest at a specified date.

Investment in Rental Real Estate Properties

In accordance with FASB ASC 805, Business Combinations, the Company first determines whether the acquisition of a property qualifies as a business combination, which requires that the assets acquired and liabilities assumed constitute a business. If the property acquired does not constitute a business, the Company accounts for the transaction as an asset acquisition. The guidance for business combinations states that when substantially all of the fair value of the gross assets to be acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the asset or set of assets is not a business. All property acquisitions to date have been accounted for as asset acquisitions.

Upon acquisition of a property, the Company assesses the fair value of acquired tangible and intangible assets (including land, buildings, site improvements, above- and below-market leases, acquired in-place leases, other identified intangible assets and assumed liabilities) and allocates the purchase price (including capitalized transaction costs) to the acquired assets and assumed liabilities. The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant.

The amortization of in-place leases is recorded as an adjustment to depreciation and amortization expense on the Company’s consolidated statements of operations. The amortization of above-or below-market leases is recorded as an adjustment to rental revenue on the Company’s consolidated statements of operations. We consider qualitative and quantitative factors in evaluating the likelihood of a tenant exercising a below-market renewal option and include such renewal options in the calculation of in-place lease value when we consider these to be bargain renewal options. If the value of below-market lease intangibles includes renewal option periods, we include such renewal periods in the amortization period utilized. If a tenant vacates its space prior to contractual termination of its lease, the unamortized balance of any in-place lease value is written off.

Significant improvements to rental real estate properties are capitalized. Expenditures for ordinary maintenance and repairs are expensed to operations as incurred. We capitalize expenditures that improve or extend the life of a property and for certain furniture and fixtures additions.

Costs capitalized in connection with rental real estate property acquisitions and improvement activities are depreciated over their estimated useful lives on a straight-line basis. The depreciation period commences upon the cessation of improvement related activities. For those costs capitalized in connection with rental real estate properties acquisitions and improvement activities and those capitalized on an ongoing basis, the useful lives range of the assets are as follows:

Description	Depreciable Life
Buildings and building improvements	20 – 30 years
Site improvements	10 – 20 years
Furniture, fixtures and equipment	5 – 10 years
Lease intangibles	Over lease term

We evaluate our real estate properties for impairment when there is an event or change in circumstances that indicates an impaired value. If the carrying amount of the real estate investment is no longer recoverable and exceeds the fair value of such investment, an impairment loss is recognized. The impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. If the Company determines that an impairment has occurred, the affected assets must be reduced to their fair value. During the six months ended June 30, 2021 and 2020, no such impairment occurred.

Share Redemptions

Share repurchases are recorded as a reduction of common share par value under our redemption plan, pursuant to which we may elect to redeem shares at the request of our members, subject to certain exceptions, conditions, and limitations. The maximum number of shares purchasable by us in any period depends on a number of factors and is at the discretion of our Manager.

The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a member could obtain liquidity as described in detail in our Offering Circular.

Pursuant to the Company’s redemption plan, a member may only (a) have one outstanding redemption request at any given time and (b) request that we redeem up to the lesser of 5,000 shares or $50,000 worth of shares per each redemption request. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by the Company. Redemptions are also subject to declining discounts on the redemption price over the course of the time the member has held the shares being redeemed.

In light of the SEC’s current guidance on redemption plans, we generally intend to limit redemptions in any calendar quarter to shares whose aggregate value (based on the repurchase price per share in effect as of the first day of the last month of such calendar quarter) is 1.25% of the NAV of all of our outstanding shares as of first day of the last month of such calendar quarter (e.g., March 1, June 1, September 1, or December 1), with excess capacity carried over to later calendar quarters in that calendar year. However, as we make a number of commercial real estate investments of varying terms and maturities, our Manager may elect to increase or decrease the amount of common shares available for redemption in any given quarter, as these commercial real estate assets are paid off or sold, but we do not intend to redeem more than 5.00% of the common shares outstanding during any calendar year. Notwithstanding the foregoing, we are not obligated to redeem common shares under the redemption plan.

In addition, our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without prior notice, including to protect our operations and our non-redeemed members, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason. However, in the event that we amend, suspend or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on our website to disclose such amendment. Our Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve our status as a REIT. Therefore, a member may not have the opportunity to make a redemption request prior to any potential termination of the Company’s redemption plan.

Due to the uncertainty caused by the new strain of coronavirus (COVID-19), our Manager had previously determined to suspend the processing and payment of redemptions under our redemption plan effective March 31, 2020. Effective as of June 30, 2020, our Manager resumed the processing and payment of redemptions under our redemption plan.

Income Taxes

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2016, the Company operates in a manner intended to qualify for treatment as a REIT under the Internal Revenue Code of 1986, as amended. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its members (which is computed without regard to the distributions paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with U.S. GAAP). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying distributions to its members. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying consolidated financial statements during the six months ended June 30, 2021 and 2020. No gross deferred tax assets or liabilities have been recorded as of June 30, 2021 and December 31, 2020.

The tax period for the taxable year ending December 31, 2018 and all tax periods following remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Revenue Recognition

Rental revenue is recognized on a straight-line basis over the term of the lease. We will periodically review the collectability of our tenant receivables and record an allowance for doubtful accounts for any estimated probable losses.

Interest revenue is recognized on an accrual basis and any related premium, discount, origination costs and fees are amortized over the life of the investment using the effective interest method. Interest revenue is recognized on real estate debt investments classified as held to maturity securities.

Recent Accounting Pronouncements

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848), which eases the potential burden in accounting for reference rate reform on financial reporting. The guidance provides optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. ASU 2020-04 is effective for all entities as of March 12, 2020 through December 31, 2022. The Company has not adopted any of the optional expedients or exceptions as of June 30, 2021. We will continue evaluating the impact of the adoption of this standard on our consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases, which changes the accounting for leases for both lessors and lessees. The guidance requires lessees to recognize right-of-use assets and lease liabilities for virtually all of their leases, including leases embedded in other contractual arrangements, among other changes. In June 2020, the FASB voted to delay the fiscal year effective date of this standard by one year, and the interim period effective date by one year. The standard will now be effective for annual reporting periods beginning after December 15, 2021, and for interim periods within fiscal years beginning after December 15, 2022. We are currently assessing the impact of this update on the presentation of our consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 was originally effective for annual reporting periods, and interim periods within those years beginning after December 15, 2020. In November 2019, the FASB voted to delay the effective date of this standard by two years. The standard is now effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2022, with early adoption permitted. We are currently in the process of evaluating the impact of the adoption of this standard on our consolidated financial statements.

Due to the business disruptions and challenges severely affecting the global economy caused by the COVID-19 pandemic, many lessors may provide rent deferrals and other lease concessions to lessees. While the lease modification guidance in ASC 840, Leases, addresses routine changes to lease terms resulting from negotiations between the lessee and the lessor, this guidance did not contemplate an exceptionally high volume of concessions being so rapidly executed to address the sudden liquidity constraints of certain lessees caused by the COVID-19 pandemic. In April 2020, the FASB issued a question and answer document that allows lessors to elect not to evaluate whether lease-related relief provided to mitigate the economic effects of COVID-19 is a lease modification under ASC 840. This election would allow lessors to bypass a lease-by-lease analysis, and instead choose to either apply the lease modification accounting framework or not, with such election applied consistently to leases with similar characteristics and similar circumstances. Lessors making this election would continue to recognize property rental revenue on a straight-line basis. Rent abatements would be recognized as reductions to property rental revenue during the period for which they relate. Rent deferrals would not impact the recognition of property rental revenue, but would result in an increase to tenant receivables during the deferral period.

We did not grant any lease-related relief as a result of COVID-19 during the six months ended June 30, 2021. In the future, we may be in discussions with tenants to grant concessions and additional lease-related relief, such as the deferral of lease payments, for a period of time. We have elected to account for possible COVID-19 related concessions provided to our tenants as a deferred payment in which we will continue to recognize revenue on the existing straight-line basis over the remaining applicable lease term. Any changes in payment will be recognized through rent receivables, which is recorded in “Other assets” in our consolidated balance sheets. Any identified uncollectible amounts related to the deferred payments will be recognized as an adjustment to rental revenue.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

3.	Investments in Equity Method Investees

The table below presents the activity of the Company’s investments in equity method investees as of and for the periods presented (amounts in thousands):

Investments in Equity Method Investees:	For the Six Months Ended June 30, 2021	For the Year Ended December 31, 2020
Beginning balance	$22,852	$21,378
New investments in equity method investees	48	2,753
Distributions received	(743)	(1,051)
Equity in earnings (losses) of equity method investees	(164)	(228)
Ending balance	$21,993	$22,852

As of June 30, 2021 and December 31, 2020, the Company’s investments in companies that are accounted for under the equity method of accounting consist of the following:

(1)	Acquired in 2017, a 95.0% non-controlling member interest in RR Cedars GP, LLC, whose activities are carried out through the following wholly-owned asset: Cedars of San Marcos Apartments, a garden-style multifamily property in San Marcos, TX.

(2)	Acquired in 2017, a 90.0% non-controlling member interest in CWP Forest Cove JV, LLC, whose activities are carried out through the following wholly-owned assets: Asbury Plaza Apartments, a garden-style multifamily property in Denver, CO and Forest Cove Apartments, a garden-style multifamily property in Denver, CO.

(3)	Acquired in 2018, a 14.0% non-controlling member interest in Aspect Promenade JV, LP, whose activities are carried out through the following wholly-owned assets: The Aspect Apartments, an apartment complex in Kissimmee, FL; The EnV Apartments, an apartment complex in Hollywood, FL; and The Sterling Town Center, an apartment complex in Raleigh, NC.

(4)	Acquired in 2019, the contributions to National Lending, LLC (“National Lending”) in exchange for ownership interests. See Note 11, Related Party Arrangements for further information regarding National Lending.

As of and for the six months ended June 30, 2021, the condensed financial position and results of operations of the Company’s equity method investments are summarized below (amounts in thousands):

Condensed balance sheet information:	RR Cedars GP LLC As of June 30, 2021	Forest Cove JV LLC As of June 30, 2021	Aspect Promenade JV LP As of June 30, 2021	National Lending LLC As of June 30, 2021
Real estate assets, net	$13,678	30,404	176,301	-
Other assets	483	858	15,080	62,995
Total assets	$14,161	31,262	191,381	62,995

Mortgage notes payable	$12,480	22,994	120,455	-
Other liabilities	322	344	2,492	3
Equity	1,359	7,924	68,434	62,992
Total liabilities and equity	$14,161	31,262	191,381	62,995
Company's equity investment	$1,290	7,134	8,626	4,943

Condensed income statement information:	RR Cedars GP LLC For the Six Months Ended June 30, 2021	Forest Cove JV LLC For the Six Months Ended June 30, 2021	Aspect Promenade JV LP For the Six Months Ended June 30, 2021	National Lending LLC For the Six Months Ended June 30, 2021
Total revenue	$1,009	1,735	9,968	588
Total expenses	1,337	1,752	9,127	21
Net income (loss)	$(328)	(17)	841	567
Company’s equity in earnings (losses) of investee	$(311)	(15)	117	45

As of December 31, 2020 and for the six months ended June 30, 2020, the condensed financial position and results of operations of the Company’s equity method investments are summarized below (amounts in thousands):

Condensed balance sheet information:	RR Cedars GP LLC As of December 31, 2020	Forest Cove JV LLC As of December 31, 2020	Aspect Promenade JV LP As of December 31, 2020	National Lending LLC As of December 31, 2020
Real estate assets, net	$13,854	$30,840	$178,420	$-
Other assets	581	1,015	3,441	52,950
Total assets	$14,435	$31,855	$181,861	$52,950

Mortgage notes payable	$12,368	$22,982	$120,860	$-
Other liabilities	432	452	1,111	-
Equity	1,635	8,421	59,890	52,950
Total liabilities and equity	$14,435	$31,855	$181,861	$52,950
Company's equity investment	$1,553	$7,580	$8,821	$4,898

Condensed income statement information:	RR Cedars GP LLC For the Six Months Ended June 30, 2020	Forest Cove JV LLC For the Six Months Ended June 30, 2020	Aspect Promenade JV LP For the Six Months Ended June 30, 2020	National Lending LLC For the Six Months Ended June 30, 2020
Total revenue	$1,038	$1,681	$9,405	$311
Total expenses	1,238	1,766	8,936	14
Net income (loss)	$(200)	$(85)	$469	$297
Company’s equity in earnings (losses) of investee	$(190)	$(61)	$57	$32

4.	Real Estate Debt Investments

As of June 30, 2021 and December 31, 2020, none of our real estate debt investments are considered impaired, and no impairment charges have been recorded in these consolidated financial statements. The following table describes our real estate debt related investment activity (amounts in thousands):

Real Estate Debt Investments:	For the Six Months Ended June 30, 2021	For the Year Ended December 31, 2020
Beginning balance	$25,623	$31,814
Investments (1)	450	3,355
Interest revenue received (repaid) in kind	(329)	819
Principal repayments (2)	(3,620)	(10,365)
Ending balance	$22,124	$25,623

(1)	No new real estate debt investments were acquired during the six months ended June 30, 2021 or the year ended December 31, 2020, but borrowers have drawn additional funds on existing real estate debt investments.

(2)	As of June 30, 2021, principal repayments include full repayment from two preferred equity investments. As of December 31, 2020, principal repayments included full repayment from four preferred equity investments.

As of June 30, 2021 and December 31, 2020, there were no discount or origination costs or fees that were includable in the carrying value of our real estate debt investments.

Interest revenue received in kind represents accruable interest receivable from related real estate debt investments upon maturity. Interest revenue received in kind is presented grouped with “Real estate debt investments” in these consolidated financial statements.

The following table presents the Company’s investments in real estate debt investments as of June 30, 2021 (dollar amounts in thousands):

Asset Type	Number	Principal Amount or cost (1)	Future Funding Commitments	Carrying Value
Preferred equity	5	$22,124	$-	$22,124
Balance as of June 30, 2021	5	$22,124	$-	$22,124

(1)	For preferred equity investments, this includes the stated amount of funds disbursed to date, interest that was contractually converted to principal, and interest revenue received in kind.

The following table presents the Company’s investments in real estate debt investments as of December 31, 2020 (dollar amounts in thousands):

Asset Type	Number	Principal Amount or cost (1)	Future Funding Commitments	Carrying Value
Preferred equity	7	$25,623	$-	$25,623
Balance as of December 31, 2020	7	$25,623	$-	$25,623

(1)	For preferred equity investments, this includes the stated amount of funds disbursed to date, interest that was contractually converted to principal, and interest revenue received in kind.

The following table presents certain information about the Company’s investments in real estate debt investments, as of June 30, 2021, by contractual maturity grouping (dollar amounts in thousands):

Asset Type	Number	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years
Preferred equity	5	$3,602	$500	$18,022	$-
Balance as of June 30, 2021	5	$3,602	$500	$18,022	$-

The following table presents certain information about the Company’s investments in real estate debt investments, as of December 31, 2020, by contractual maturity grouping (dollar amounts in thousands):

Asset Type	Number	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years
Preferred equity	7	$3,063	$4,999	$17,561	$-
Balance as of December 31, 2020	7	$3,063	$4,999	$17,561	$-

Credit Quality Monitoring

The Company’s real estate debt investments that earn interest based on debt-like terms are typically secured by senior liens on real estate properties, mortgage payments, mortgage loans, or interests in entities that have preferred interests in real estate similar to the interests just described. The Company evaluates its real estate debt investments and differentiates the relative credit quality principally based on: (i) whether the borrower is currently paying contractual debt service or guaranteed preferred equity payments in accordance with its contractual terms; and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity. The Company considered investments for which it expects to receive full payment of contractual principal and interest payments as “performing.” As of June 30, 2021 and December 31, 2020, all investments were considered to be performing. In the event that an investment is deemed other than performing, the Company will evaluate the instrument for any required impairment.

5.	Investments in Rental Real Estate Properties, net

The following table presents the Company’s investments in rental real estate properties (amounts in thousands):

	As of June 30, 2021	As of December 31, 2020
Land	$16,117	$16,117
Building and building improvements	86,573	86,573
Site improvements	3,871	3,871
Furniture, fixtures and equipment	1,614	1,614
Total gross investment in rental real estate properties	$108,175	$108,175
Less: Accumulated depreciation	(8,977)	(5,265)
Total investment in rental real estate properties, net	$99,198	$102,910

As of June 30, 2021 and December 31, 2020, we had invested in one rental real estate property, which consists of the following:

(1)	Acquired in December 2019, an 81% controlling interest in FR-ICG EVO Parent LLC (“FR Interwest EVO”) for an initial purchase price of $37.8 million. FR Interwest EVO used the proceeds to acquire a single mid-rise multifamily property in Las Vegas, Nevada for a total purchase price of approximately $106.5 million.

The carrying amount of the rental real estate properties above includes cumulative capitalized transaction costs of approximately $1.7 million, which includes cumulative acquisition fees paid to the Sponsor of approximately $866,000.

For the six months ended June 30, 2021 and 2020 the Company recognized approximately $3.7 million and $2.6 million, respectively, of depreciation expense on rental real estate properties.

There were no investments in rental real estate properties acquired during the six months ended June 30, 2021 and the year ended December 31, 2020.

6.	Mortgage Payable, net

The following is a summary of the mortgage notes secured by the Company’s properties as of June 30, 2021 and December 31, 2020 (dollar amounts in thousands):

Borrower	Amount of Loan	Interest Rate	Maturity Date	Balance at June 30, 2021	Balance at December 31, 2020
FR-ICG EVO Owner LLC	$5,437	4.99%	11/1/2028	$5,327	$5,367
FR-ICG EVO Owner LLC (1)	$55,092	4.58%	11/1/2028	$55,092	$55,092

(1)	The $55.1 million senior mortgage loan requires monthly, interest-only payments until maturity, at which time the entire outstanding principal balance becomes due.

Loan costs are being amortized over the loan term on the straight-line method, which approximates the effective interest method. As of June 30, 2021 and December 31, 2020, total loan costs incurred were approximately $405,000. Unamortized loan costs are reflected on the consolidated balance sheets as a reduction to the related mortgage notes payable. For the six months ended June 30, 2021 and 2020, amortization of loan costs was approximately $33,000 and $19,000, respectively, and is included within interest expense in the consolidated statements of operations.

The following table presents the future principal payments due under the Company’s mortgage notes as of June 30, 2021 (amounts in thousands):

Year	Amount
Remainder of 2021	$40
2022	84
2023	89
2024	93
2025	98
Thereafter	60,015
Total	$60,419

7.	Intangible Assets and Liabilities

As of June 30, 2021 and December 31, 2020, the Company’s intangible assets and liabilities consist of in-place lease assets and above-market debt value, allocated from the purchase price of our December 2019 investment in rental real estate properties.

As of June 30, 2021 and December 31, 2020, in-place lease assets were fully amortized. For the six months ended June 30, 2021 and 2020, amortization of in-place lease assets was approximately $0 and $1.5 million, respectively, and was included in depreciation and amortization in the consolidated statements of operations.

As of June 30, 2021 and December 31, 2020, above-market debt value, net, was approximately $3.1 million and $3.3 million, respectively. Above-market debt value is amortized as an adjustment to interest expense over the term of the mortgage note. For the six months ended June 30, 2021 and 2020, amortization of above-market debt value was approximately $210,000 and $191,000, respectively, and is included in interest expense in the consolidated statements of operations.

The estimated future amortization on the Company’s intangibles for each of the next five years and thereafter as of June 30, 2021 is as follows (amounts in thousands):

Year	Above-market Debt Value
Remainder of 2021	$(210)
2022	(420)
2023	(420)
2024	(420)
2025	(420)
Thereafter	(1,189)
Total	$(3,079)

8.	Other Assets

The balance in other assets is as follows (amounts in thousands):

	As of June 30, 2021	As of December 31, 2020
Accounts receivable, net	$191	$347
Prepaid expenses	96	255
Deposits	-	57
Total other assets	$287	$659

As of June 30, 2021 and December 31, 2020, accounts receivable was recorded net of an allowance for credit losses of approximately $189,000 and $25,000, respectively. For the six months ended June 30, 2021 and 2020, the Company recorded approximately $274,000 and $0, respectively, in bad debt expense related to tenant receivables, which is recorded within “Rental revenue” on the consolidated statements of operations.

9.	Distributions

Distributions are calculated based on members of record each day during the distribution period.

The table below outlines the Company’s total distributions declared to members, the Sponsor and its affiliates, for the six months ended June 30, 2021 and the year ended December 31, 2020 (all tabular amounts are in thousands except per share data):

	Members
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared		Date of Declaration	Total Paid/Reinvested as of June 30, 2021	Payment Date
February 1, 2021 through February 28, 2021	0.0012328767	$298		01/28/2021	$298	04/13/2021
March 1, 2021 through March 31, 2021	0.0010273973	274		02/25/2021	274	04/13/2021
April 1, 2021 through April 30, 2021	0.0010958904	276		03/30/2021	-	07/13/2021
May 1, 2021 through May 31, 2021	0.0010958904	285		04/29/2021	-	07/13/2021
June 1, 2021 through June 30, 2021	0.0010273973	256		05/28/2021	-	07/13/2021
July 1, 2021 through July 31, 2021	0.0009589041	248	(2)	06/29/2021	-	10/21/2021
Total		$1,637	(1)		$572

	Members
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared		Date of Declaration	Total Paid/Reinvested as of December 31, 2020	Payment Date
February 1, 2020 through February 29, 2020	0.0009589041	$272		01/29/2020	$272	04/09/2020
March 1, 2020 through March 31, 2020	0.0013698630	410		02/26/2020	410	04/09/2020
April 1, 2020 through April 30, 2020	0.0005479452	159		03/30/2020	159	07/09/2020
May 1, 2020 through May 31, 2020	-	-		N/A	-	N/A
June 1, 2020 through June 30, 2020	-	-		N/A	-	N/A
July 1, 2020 through July 31, 2020	0.0006849315	196		06/29/2020	196	10/08/2020
August 1, 2020 through August 31, 2020	0.0013698630	391		07/30/2020	391	10/08/2020
September 1, 2020 through October 1, 2020	0.0010958904	300		08/28/2020	300	10/08/2020
October 2, 2020 through October 31, 2020	0.0008904110	247		10/01/2020	-	01/12/2021
November 1, 2020 through November 30, 2020	0.0009589041	256		10/29/2020	-	01/12/2021
December 1, 2020 through December 31, 2020	0.0009589041	262		11/25/2020	-	01/12/2021
January 1, 2021 through January 31, 2021	0.0010958904	302	(3)	12/29/2020	-	04/13/2021
Total		$2,795	(1)		$1,728

(1)	Total distributions declared to related parties are included in total distributions declared to all members. For the six months ended June 30, 2021 and the year ended December 31, 2020, total distributions declared to related parties were approximately $2,000 and $3,000, respectively.

(2)	The liability for the July 2021 distribution was estimated based on the daily distribution per-share amount multiplied by the number of members as of the date of the preparation of the June 30, 2021 consolidated financial statements, and is scheduled to be paid three weeks after September 30, 2021.

(3)	The liability for the January 2021 distribution was estimated based on the daily distribution per-share amount multiplied by the number of members as of the date of the preparation of the December 31, 2020 consolidated financial statements. This amount was subsequently determined to be approximately $302,000.

10.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. The fair value of a financial instrument is the amount at which such financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

As of June 30, 2021 and December 31, 2020, the Company’s significant financial instruments consist of cash and cash equivalents, restricted cash, real estate debt investments (inclusive of interest revenue received in kind), and mortgage and other notes payable. With the exception of real estate debt investments and mortgage payable, the carrying amount of the Company’s financial instruments approximates their fair values due to their short-term nature.

As of June 30, 2021 and December 31, 2020, the aggregate carrying value of our real estate debt investments, inclusive of interest revenue received in kind, was approximately $22.1 million and $25.6 million, respectively, and the aggregate fair value approximated their carrying value. As of June 30, 2021 and December 31, 2020, the aggregate carrying value of our mortgage payable was approximately $63.1 million and $63.4 million, respectively, and the aggregate fair value was approximately $66.5 million and $66.6 million, respectively. The aggregate fair value of our real estate debt investments, including interest revenue received in kind, is based on unobservable Level 3 inputs which management has determined to be its best estimate of current fair values. The methods utilized generally included a discounted cash flow method (an income approach) and recent investment method (a market approach). Significant inputs and assumptions include the market-based interest or preferred return rate, loan to value ratios, and expected repayment and prepayment dates. Where inputs are not observable, we review the appropriateness of the proposed valuation methodology to ensure it is consistent with how a market participant would arrive at the unobservable input. The valuation methodologies utilized in the absence of observable inputs may include extrapolation techniques and the use of comparable observable inputs. The range of discount rates utilized was approximately 9% to 12%. The aggregate fair value of our mortgage payable is based on observable Level 2 inputs which management has determined to be its best estimate of current fair values. The methods utilized primarily include market and income approaches. The valuation methodologies consider recently executed transactions, market price quotations and various assumptions, such as credit spreads, the terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar duration and yield, time value, yield curve, as well as other measurements. The fair value of our mortgage payable was determined by using quoted market prices, broker or dealer quotes, or alternate pricing sources with reasonable levels of price transparency. The discount rate utilized was approximately 5%.

Any changes to the valuation methodology will be reviewed by management to ensure the changes are appropriate. The methods used may produce a fair value calculation that is not indicative of net realizable value or reflective of future fair values. Furthermore, while we anticipate that our valuation methods are appropriate and consistent with other market participants, the use of different methodologies, or assumptions, to determine the fair value could result in a different estimate of fair value at the reporting date.

11.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

The Manager and certain affiliates of the Manager will receive fees and compensation in connection with the Company’s Offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager is reimbursed for organizational and offering expenses incurred in conjunction with the Offering upon meeting the Hurdle Rate. See Note 2 – Summary of Significant Accounting Policies – Organizational and Offering Costs for the amount of organizational and offering costs incurred and payable for the six months ended June 30, 2021 and 2020.

The Company will reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor, including any increases in insurance attributable to the management or operation of the Company. For the six months ended June 30, 2021 and 2020, the Manager incurred approximately $6,000 of operational costs on our behalf. As of June 30, 2021 and December 31, 2020, approximately $1,000 was due and payable.

The Company will pay the Manager a quarterly asset management fee of one-fourth of 0.85% based on our NAV at the end of each prior quarter. This rate is determined by our Manager in its sole discretion, but cannot exceed an annualized rate of 1.00%. In addition, the Manager may in its sole discretion waive its asset management fee, in whole or in part. The Manager will forfeit any portion of the asset management fee that is waived.

During the six months ended June 30, 2021 and 2020, we have incurred asset management fees of approximately $396,000 and $409,000, respectively. As of June 30, 2021 and December 31, 2020, approximately $196,000 and $192,000, respectively, of asset management fees were payable to the Manager.

Additionally, the Company is required to pay the Manager for servicing any non-performing asset. The Company is required to reimburse the Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing. As of June 30, 2021 and December 31, 2020, the Manager has not designated any asset as non-performing and no special servicing fees were incurred or paid to the Manager.

The Company will also reimburse the Manager for actual expenses incurred on our behalf in connection with the liquidation of any of our equity investments in real estate. As of June 30, 2021 and December 31, 2020, no disposition fees were incurred or paid to the Manager.

Fundrise Lending, LLC

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor, or its affiliates may close and fund a loan or other investment prior to it being acquired by us. This allows us the flexibility to deploy our offering proceeds as funds are raised. We then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of our acquisition. During the six months ended June 30, 2021 and 2020, the Company did not purchase any investments from Fundrise Lending, LLC.

For situations where our Sponsor, Manager or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction”, the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the members and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. Principal transactions are defined as transactions between our Sponsor, Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices. During the six months ended June 30, 2021 and 2020, fees of approximately $3,000 and $5,000, respectively, were paid to the Independent Representative as compensation for those services and are included as general and administrative expense in the consolidated statements of operations.

Fundrise, L.P., Member

Fundrise, L.P. is a member of the Company and held 9,500 shares as of June 30, 2021 and December 31, 2020. One of our Sponsor’s wholly-owned subsidiaries is the general partner of Fundrise, L.P.

Rise Companies Corp., Member and Sponsor

Rise Companies Corp. is a member of the Company and held 600 common shares as of June 30, 2021 and December 31, 2020.

For the six months ended June 30, 2021 and 2020, the Sponsor incurred approximately $21,000 and $11,000 of operational costs on our behalf, respectively. As of June 30, 2021 and December 31, 2020, approximately $8,000 and $2,000 of operational costs were due and payable, respectively.

Investment in National Lending, LLC

In July 2019, our Manager formed a self-sustaining lending entity, National Lending, which is financed by each of the eREITs affiliated with our Sponsor. National Lending is managed by an independent manager (the “Independent Manager”) through a management agreement at a market rate. Each eREIT contributes an amount to National Lending in exchange for ownership interests, originally not to exceed 3% of its assets under management to National Lending. On March 23, 2020, the Company entered into an Amended and Restated Operating Agreement with National Lending, which increased the maximum contribution for partnership interest from 3% to approximately 5% of a partner’s assets under management. Accordingly, the Company has a continuous funding commitment to maintain a total contribution amount of up to 5% of its assets under management to National Lending. As of June 30, 2021 and December 31, 2020, the Company has contributed approximately $4.8 million for a 7.8% and 9.2% ownership in National Lending, respectively.

National Lending may provide short-term bridge financing through promissory notes to any of the eREITs, including us, who have contributed to it in order to maintain greater liquidity and better finance such eREIT’s individual real estate investment strategies. The promissory notes bear a market rate of interest and are generally repaid via the capital raised by each of the borrowing eREITs’ offerings. All transactions between National Lending and the borrowing eREIT are reviewed by the Independent Manager. As of June 30, 2021, we had three promissory notes with National Lending, with a total outstanding principal balance of $9.3 million, a weighted average interest rate of approximately 2.0% per annum, and maturity dates ranging from December 30, 2021 through June 29, 2022.

As of December 31, 2020, we had four promissory notes with National Lending, with a total outstanding principal balance of $9.3 million, a weighted average interest rate of approximately 1.3% per annum, and maturity dates ranging from April 8, 2021 through December 30, 2021.

For the six months ended June 30, 2021 and 2020, the Company incurred approximately $89,000 and $78,000, respectively, in interest expense on notes with National Lending. As of June 30, 2021 and December 31, 2020, we had outstanding accrued interest of approximately $102,000 and $42,000, respectively, due to National Lending.

National Commercial Real Estate Trust Promissory Note

On November 23, 2020, the Company entered into a $210,000 promissory note with National Commercial Real Estate Trust (“NCRET”), a wholly-owned statutory trust of Rise Companies Corp. The duration of the note was three months and the interest rate was 3%. The transaction between NCRET and the Company was reviewed by an Independent Representative.

On February 23, 2021, the Company fully repaid the promissory note with NCRET in the amount of approximately $212,000, including approximately $2,000 of accrued interest. Therefore, for the six months ended June 30, 2021, the Company incurred interest expense of approximately $1,000, of which $0 was outstanding as of June 30, 2021. For the six months ended June 30, 2020, the Company did not enter into any promissory notes with NCRET.

12.	Economic Dependency

Under various agreements, the Company has engaged or will engage our Manager and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon our Manager and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

13.	Commitments and Contingencies

Legal Proceedings

As of the date of the consolidated financial statements, we are not currently named as a defendant in any active or pending litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

14.	Subsequent Events

In connection with the preparation of the accompanying consolidated financial statements, we have evaluated events and transactions occurring through September 24, 2021, for potential recognition or disclosure.

Offering

The Company qualified an additional $75.0 million of common shares on July 30, 2021, which represents the value of shares available to be offered as of the date of its most recent offering circular out of the rolling 12-month maximum offering amount of $75.0 million.

As of September 24, 2021, we had raised total gross offering proceeds of approximately $105.2 million from settled subscriptions (including the $100,000 received in the private placements to our Sponsor and Fundrise, L.P., an affiliate of our Sponsor, and approximately $25,000 received in private placements to third parties), and had settled subscriptions in our Offering and private placements for a gross aggregate of approximately 10.5 million of our common shares.

Principal Repayments

As of September 24, 2021, the Company received a principal repayment of one preferred equity investment in the amount of $6.1 million, inclusive of accrued interest.

Notes from National Lending, LLC

On August 23, 2021, the Company fully repaid one promissory note with National Lending in the principal amount of $4.5 million and approximately $69,000 of accrued interest. In addition, the Company paid down $500,000 on another promissory note with National Lending. Approximately $4.3 million in principal remains outstanding as of September 24, 2021.

Item 4.	Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description
2.1*	Certificate of Formation (incorporated by reference to the copy thereof submitted as Exhibit 2.1 to the Company’s DOS/A filed on May 24, 2016)
2.2*	Certificate of Amendment (incorporated by reference to the copy thereof submitted as Exhibit 2.2 to the Company’s DOS/A filed on May 24, 2016)
2.3*	Form of Amended and Restated Operating Agreement (incorporated by reference to the copy thereof submitted as Exhibit 2.3 to the Company’s DOS/A filed on May 24, 2016)
4.1*	Form of Subscription Package (incorporated by reference to Appendix A of the Company’s Offering Circular on Form 1-A filed on May 19, 2021)
6.1*	Form of License Agreement between Fundrise Midland Opportunistic REIT, LLC and Fundrise, LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s DOS/A filed on May 24, 2016)
6.2*	Form of Shared Services Agreement between Rise Companies Corp. and Fundrise Advisors, LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.3 to the Company’s DOS/A filed on May 24, 2016)
6.3*	Form of Servicing Agreement between Fundrise Midland Opportunistic REIT, LLC and Fundrise Servicing, LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.4 to the Company’s DOS/A filed on May 24, 2016)

*	Previously filed

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semiannual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Washington, DC on September 24, 2021.

Fundrise Midland Opportunistic REIT, LLC

By:	Fundrise Advisors, LLC, a Delaware limited liability company, its Manager

	By:	/s/ Benjamin S. Miller
		Name:	Benjamin S. Miller
		Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this Semiannual Report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer of	September 24, 2021
Benjamin S. Miller	Fundrise Advisors, LLC
(Principal Executive Officer)

/s/ Alison A. Staloch	Chief Financial Officer of	September 24, 2021
Alison A. Staloch	Fundrise Advisors, LLC
(Principal Financial Officer and
Principal Accounting Officer)